EXHIBIT 12
ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	(Unaudited)
millions except ratio amounts	2015	2014	2013	2012	2011
Income (loss) from continuing operations before income taxes	$(9,689)	$54	$2,106	$3,565	$(3,424)
Equity (income) adjustment	(86)	(119)	(64)	(110)	(102)
Fixed charges	1,240	1,245	1,173	1,209	1,232
Amortization of capitalized interest	74	61	46	17	29
Distributed income of equity investees	105	121	25	33	34
Capitalized interest	(164)	(201)	(263)	(221)	(147)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(21)	(14)	(11)	(10)	(7)
Total Earnings	$(8,541)	$1,147	$3,012	$4,483	$(2,385)
Interest expense including capitalized interest	990	974	930	954	984
Interest expense included in other (income) expense	37	36	37	42	38
Estimated interest portion of rental expenditures	213	235	206	213	210
Total Fixed Charges	$1,240	$1,245	$1,173	$1,209	$1,232
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$1,240	$1,245	$1,173	$1,209	$1,232
Ratio of Earnings to Fixed Charges	*	*	2.57	3.71	*
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	*	*	2.57	3.71	*
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*	As a result of the Company’s net loss in 2015, 2014, and 2011, Anadarko’s earnings did not cover total fixed charges by $9,781 million for 2015, $98 million for 2014, and $3,617 million for 2011.

       These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.